Exhibit 12.1

HCP, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

and RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended	Year ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005
	(In thousands, except ratios)
RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization:	$220,303	$298,898	$349,313	$358,834	$213,331	$107,201
Rental Expense	4,391	6,039	6,008	8,151	4,212	2,614
Capitalized Interest	15,514	25,917	27,490	12,346	895	637

Fixed Charges	$240,208	$330,854	$382,811	$379,331	$218,438	$110,452

Earnings:
Pretax Income from Continuing Operations before Minority Interest and Income from Equity Investees	$261,734	$99,711	$225,559	$124,927	$33,331	$52,887
Add Back Fixed Charges	240,208	330,854	382,811	379,331	218,438	110,452
Add Distributed Income from Equity Investees	5,441	7,273	6,745	5,264	8,331	—
Less Capitalized Interest	(15,514)	(25,917)	(27,490)	(12,346)	(895)	(637)
Less Minority Interest from Subsidiaries without Fixed Charges	(9,174)	(13,049)	(17,996)	(20,110)	(19,895)	(13,644)

Total	$482,695	$398,872	$569,629	$477,066	$239,310	$149,058

Ratio of Earnings to Fixed Charges	2.01	1.21	1.49	1.26	1.10	1.35

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization:	$220,303	$298,898	$349,313	$358,834	$213,331	$107,201
Preferred Stock Dividend	15,848	21,130	21,130	21,130	21,130	21,130
Rental Expense	4,391	6,039	6,008	8,151	4,212	2,614
Capitalized Interest	15,514	25,917	27,490	12,346	895	637

Fixed Charges	$256,056	$351,984	$403,941	$400,461	$239,568	$131,582

Earnings (see above)	$482,695	$398,872	$569,629	$477,066	$239,310	$149,058

Ratio of Earnings to Fixed Charges	1.89	1.13	1.41	1.19	— (1)	1.13

(1)          For the Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends for Year Ended December 31, 2006, fixed charges exceeded earnings resulting in a deficiency of $258,000.